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                                  May 12, 1999


The Peachtree Bank
9570 Medlock Bridge Road
Duluth, Georgia 30420

The PB Financial Services Corporation
9570 Medlock Bridge Road
Duluth, Georgia 30096

Ladies and Gentlemen:

         You have requested our opinion with respect to certain federal income tax consequences of the merger of Interim PB Corporation, a corporation organized and existing under the laws of the state of Georgia ("Interim"), with and into The Peachtree Bank, a state-chartered commercial bank located in Duluth, Georgia ("Peachtree Bank") with Peachtree Bank as the survivor of the merger (the "Merger"). The PB Financial Services Corporation, a corporation organized and existing under the laws of the state of Georgia ("PB Financial"), owns all of the issued and outstanding stock of Interim. For purposes of rendering this opinion, we have reviewed and relied on the Plan of Reorganization by and between PB Financial, Peachtree Bank and Interim dated as of February 18, 1999 (the "Plan of Reorganization"), the certificates attached hereto, and such other documents as we have considered appropriate. Unless otherwise indicated, terms used in this opinion have the same meaning as in the Plan of Reorganization.

         For purposes of this opinion, we have assumed that the Merger will be consummated at the Effective Time pursuant to the terms and conditions set forth in the Plan of Reorganization. We have assumed that the cash paid to Peachtree Bank shareholders pursuant to the Merger (including pursuant to a shareholder's statutory right to dissent) will not exceed twenty percent (20%) of the value of all shares of Peachtree Bank Common Stock outstanding as of the Effective Time.

         In addition, we have assumed with your permission that the facts and representations certified to us in writing by Peachtree Bank, Interim and PB Financial which are set forth in the certificate attached hereto, apply as of the Effective Time. A copy of such certificate is attached hereto and incorporated herein by reference. We have neither investigated nor verified the accuracy of any of the facts that have been certified to us, upon which this opinion is based.

         This opinion is based also on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed herein. This opinion does not address any tax considerations under foreign, state, or local laws, or the tax considerations to certain Peachtree Bank shareholders in light of their particular circumstances, including, persons who are not United States persons, dealers in securities, tax-exempt entities, shareholders who do not hold Peachtree Bank common stock as
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The Peachtree Bank
The PB Financial Services Corporation
May 11, 1999
Page 2


"capital assets" within the meaning of Code Section 1221, and shareholders who acquired their shares of Peachtree Bank common stock pursuant to the exercise of Peachtree Bank options or otherwise as compensation.

         Based upon and subject to the foregoing, we are of the opinion that the Merger will constitute a reorganization within the meaning of Code Section 368(a)(1)(A) and (a)(2)(E), and that the following are certain federal income tax consequences that will result:

                  (a) No gain or loss will be recognized for federal income tax purposes by Peachtree Bank shareholders upon the exchange of their shares of Peachtree Bank common stock for PB Financial common stock.

                  (b) The basis of the shares of PB Financial common stock to be received by Peachtree Bank shareholders will be the same as the basis of Peachtree Bank common stock surrendered in exchange therefor, less any basis allocable to the PB Financial fractional shares that are redeemed for cash if the redemption meets the requirements for sale or exchange treatment under the provisions of Code Section 302(b)(1).

                  (c) The holding period of the PB Financial common stock to be received by each Peachtree Bank shareholder will include the period during which the shares of Peachtree Bank common stock surrendered in exchange therefor were held.

                  (d) Peachtree Bank shareholders who receive solely cash pursuant to their statutory right to dissent will be treated as having received such payment in redemption of their Peachtree Bank common stock, as provided in Section 302(a) of the Internal Revenue Code, of their stock. Generally, any gain or loss recognized by any such Peachtree Bank shareholder will be capital gain or loss, provided (i) The Peachtree Bank common stock constitutes a capital asset in the hands of such shareholder, and (ii) the requirements of Code Section 302(b)(1), (2), or (3) are met. Each affected Peachtree Bank shareholder should consult such shareholder's own tax advisor for the tax effect of such redemption (i.e., exchange treatment or dividend).

                  (e) No gain or loss will be recognized for federal income tax purposes by Peachtree Bank, Interim, or PB Financial as a consequence of the Merger.

         This opinion is being rendered solely to the parties to whom it is addressed and may be relied upon by them and the shareholders of Peachtree Bank. This opinion may not be relied upon by any other party without the express written permission of our Firm.

                                       Very truly yours,

                                       /s/

                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP